                                                                      Exhibit 7


            To the Insurance Commissioner of the State of Montana

                            AMENDMENT AND SUPPLEMENT

 TO THE DISCLAIMER (INSURANCE CODE SECTION 33-2-1112) DATED DECEMBER 2, 2003

 by D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. ("Laminar") and its Affiliates (as
                     defined herein) of affiliation with

                      VALOR INSURANCE COMPANY, INCORPORATED

                               2727 Central Avenue

                             Billings, Montana 59102

      Dated as of December 12, 2003 at New York, New York

      Reference is made to that certain disclaimer filed pursuant to Montana Insurance Code Section 33-2-1112 made in connection with the purchase and sale of securities convertible into voting common stock of Danielson Holding Corporation ("DHC"), filed by D. E. Shaw Laminar Portfolios L.L.C. on December 2, 2003 (the "Disclaimer"). This filing supplements and amends the Disclaimer as provided herein. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Disclaimer.

      1. The Disclaimer, when filed on December 2, 2003, contained certain references to the contents of the draft Note Purchase Agreement that are no longer accurate in light of the final, executed version of the Note Purchase Agreement agreed upon by the parties. Accordingly, Paragraph 2(D) of the Disclaimer is deleted in its entirety and replaced with the following:

      D. Laminar's Voluntary Voting Restriction

            Under the terms of the Note Purchase Agreement, Laminar has agreed, upon the acquisition of common stock resulting in a holding of ten percent (10%) or more of DHC common stock, not to exercise its voting power in DHC stock to direct or cause the direction of the management, policies or operations of DHC's insurance company subsidiaries, including, without limitation, Valor. Specifically, pursuant to Section 7.3(e) of the Note Purchase Agreement, Laminar agrees not to vote on matters: (i) that directly affect the management, policies and operations of the Company's insurance subsidiaries including the election of directors and appointment of officers of the insurance subsidiaries of DHC, including Valor; (ii) that directly affect the policies and business operations of the insurance subsidiaries, including matters involving the business plans or strategies of the insurance subsidiaries, including Valor, underwriting and claims handling standards and procedures, arrangements with insurance agents and brokers, regulatory compliance filings, or reinsurance arrangements of the insurance subsidiaries, including Valor; and (iii) directly regarding the management or operations of the insurance subsidiaries that insurance regulators in the jurisdictions where Laminar has filed a Disclaimer advise would constitute the exercise of control over the management, policies and operations of the insurance subsidiaries under the applicable Insurance Holding Company Act.(1) Laminar has effectively agreed, pursuant to Section 7.3(e) of the Note Purchase Agreement, not to exercise control over the business operations of DHC's insurance subsidiaries, including Valor.


      2. The first sentence of the second paragraph of 4(B) of the Disclaimer is deleted in its entirety and replaced with the following:


            DHC has amended its By-Laws to provide that any holder of 20% or more of the voting power of DHC shall have the right to nominate a candidate for election to the DHC Board of Directors.


      3. Additionally, Laminar supplements the Disclaimer with the following documents:


      A. A copy of the executed Note Purchase Agreement, dated as of December 2, 2003, with attachments (attached hereto as Exhibit A).


      B. DHC's amended By-Laws providing that any holder of twenty percent (20%) or more of the voting power of DHC shall have the right to nominate a candidate for election the DHC Board of Directors (attached hereto as Exhibit B).


--------
(1) Pursuant to Section 5.2(c) of the Note Purchase Agreement, DHC agrees not to enter into any transaction with a regulated entity that would subject any of the Investor Parties to regulatory approval. This provision is intended to apply to a new acquisition of a regulated entity that may affect the Investor Parties rather than transactions affecting Valor.

       IN WITNESS WHEREOF, the undersigned has hereunto signed its name at the City of New York in the State of New York this 12th day of December, 2003.

             D. E. Shaw Laminar Portfolios, L.L.C.

             By: D. E. Shaw & Co., L.L.C., as its managing member

             /s/ Stuart Steckler
             -----------------------------
             Name: Stuart Steckler
             Title: Managing Director

State of New York
County of New York              }  ss.


Stuart Steckler, first being duly sworn, deposes and says that he is the Managing Director of D. E. Shaw Laminar Portfolios, L.L.C., the person preparing and filing the attached paper(s); that he has read the same and knows the contents thereof and that the contents are true of his own knowledge.

D.E. Shaw & Co., L.L.C.


By:/s/ Stuart Steckler
   ------------------------
   Name:  Stuart Steckler
   Title: Managing Director

Subscribed and sworn to before me this ____ day of ____, 2003. ________ (Notarial Seal)

Notary Public in and for said County and State

My commission expires ______________________________________________

             To the Insurance Commissioner of the State of Montana:

                  DISCLAIMER (INSURANCE CODE SECTION 33-2-1112)

     by D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. ("Laminar") and its Affiliates
                    (as defined herein) of affiliation with

                      VALOR INSURANCE COMPANY, INCORPORATED

                               2727 Central Avenue
                             Billings, Montana 59102

                  Dated December 2, 2003 at New York, New York

         This disclaimer filed pursuant to Montana Insurance Code Section 33-2-1112 (the "Disclaimer") is made in connection with the purchase and sale of securities convertible into voting common stock of Danielson Holding Corporation ("DHC") and related transactions (the "Transaction"). DHC is a Delaware corporation and the indirect parent of Valor Insurance Company, Incorporated ("Valor"), of Billings, Montana.

         As set forth in greater detail below, pursuant to an agreement (the "Note Purchase Agreement") (attached hereto in substantially final form as Exhibit A)(1) by and among DHC and several purchasers, including Laminar, Laminar will acquire notes issued by DHC convertible into 10% or more of the voting common stock of DHC (the "Notes"). It is possible that pursuant to
Section 33-2-1101(2) of the Montana Insurance Code,(2) Laminar's acquisition of such notes could trigger the presumption of control over DHC's wholly owned subsidiary, Valor. The purpose of this Disclaimer is to disclaim, pursuant to
Section 33-2-1112 of the Montana Insurance Code, affiliation with and control of DHC and Valor by Laminar and its direct and indirect affiliates. Laminar does not now, and will not upon the completion of the Transaction, control directly or indirectly within the meaning of Section 33-2-1101(2) of the Montana Insurance Code, DHC or Valor.

         Although upon completion of the Transaction, Laminar will control up to 25.88%

--------------------

(1) Given the complexity of this transaction, some of the transaction documents are still subject to negotiation. Exhibits that are not in final form will be supplemented with final versions of the applicable documents as soon as final forms are agreed upon by the relevant parties. This Disclaimer is being filed on the same day, but prior to, the execution of the Note Purchase Agreement described herein.

(2) Section 33-2-1101(2) of the Montana Insurance Code provides that "control" shall be presumed to exist "if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, more than 10 percent of the voting securities of any other person." Section 33-2-1101(6) of the Montana Insurance Code defines "securityholder" as "one who owns any security . . . including common stock, preferred stock, debt obligations, and any other security convertible into or evidencing the right to acquire any of the foregoing." This Disclaimer is therefore filed on the basis of Laminar's acquisition of the Notes.

of the voting shares of DHC, Laminar has agreed to certain restrictions on the exercise of its voting powers. Pursuant to Section 7.3(e) of the Note Purchase Agreement, and as described in this Disclaimer, Laminar will agree not to vote or direct the vote of DHC with respect to issues directly affecting DHC's insurance company subsidiaries, including the management, policies and operations of DHC's insurance subsidiaries, including Valor. Laminar's interest in DHC arises from its economic interests in a business that is wholly unrelated to the insurance business, as discussed in greater detail below. Upon consummation of the proposed Transaction, Laminar would be an arm's length investor in DHC with an economic interest in the Notes and the underlying common stock of DHC into which the Notes would convert. As set forth herein, pursuant to agreed restrictions to its voting rights in DHC, Laminar and its Affiliates would not have the power to direct or cause the direction of the management, policies and operations of the DHC insurance company subsidiaries, including Valor.

         1        THE PARTIES

    A.   Laminar

         Laminar is a limited liability company organized under the laws of Delaware. The Managing Member of Laminar is D. E. Shaw & Co., L.L.C. ("DESCO LLC"), a limited liability company organized under the laws of Delaware. The Managing Member of DESCO LLC is D. E. Shaw & Co. II, Inc. ("DESCO II, Inc.") a corporation organized under the laws of Delaware. D. E. Shaw & Co., L.P. ("DESCO L.P."), a limited partnership organized under the laws of Delaware, is the investment advisor to Laminar. D. E. Shaw & Co., Inc. ("DESCO, Inc."), a corporation organized under the laws of Delaware, is the general partner of DESCO LP. Dr. David E. Shaw is the chairman, president and sole stockholder of DESCO, Inc. and DESCO II, Inc. For purposes of this Disclaimer, DESCO LLC, DESCO L.P., DESCO. Inc., DESCO II, Inc., and Dr. David E. Shaw shall be defined as "Affiliates."

         The address and principal office of Laminar and the Affiliates is:

         120 W. 45th Street
         39th Floor
         New York, New York, 10036

         Attention:  General Counsel

    B.   Valor

         National American Insurance Company of California ("NAICC") is a California insurer. Valor is a wholly owned subsidiary of NAICC. Valor has 6,050 issued and outstanding voting shares of common stock. NAICC owns 6,050 shares, constituting all of Valor's issued and outstanding voting common stock.

         NAICC has 13,000 issued and outstanding shares of voting common stock, all of which are owned by Danielson Indemnity Company ("DIND"). DIND has 170,000 issued and outstanding voting shares of common stock. DHC owns 170,000, constituting all of DIND's issued and outstanding voting shares of common stock. Valor, NAICC, and DIND are directly or indirectly the wholly owned subsidiaries of DHC.

         Through its control of DIND, DHC controls with the power to direct the vote of one hundred percent (100%) of the shares of Valor. Accordingly, DHC is a controlling person of Valor within the meaning of Section 33-2-1101 of the Montana Insurance Code.

         DHC is a public company whose current stock ownership is as follows: SZ Investments, L.L.C. ("SZ") is the beneficial owner of 5,460,612 shares of DHC's common stock, representing 17.81% of the voting power of DHC. SZ was permitted to take this position in DHC by approval of the Montana Insurance Department dated August 10, 1999. Third Avenue Trust on behalf of Third Avenue Fund Series ("Third Avenue") is the beneficial owner of 4.27% of DHC's voting power. The remaining outstanding shares of DHC are publicly held by over 1,300 stockholders, with no stockholders other than the Commissioner of Insurance of the State of California, on behalf of the Mission Insurance Companies' Trusts, owning more than 5% of the voting power.

         Laminar and its Affiliates are not directly or indirectly controlled by or under common control with NAICC, DHC or Valor. The only relationship between Laminar, its Affiliates, and Valor results from the Transaction described below.

         2.       THE TRANSACTION

    A.   Background:  The Covanta Acquisition

         DHC is negotiating to acquire Covanta Energy Corporation's ("Covanta") equity pursuant to a reorganization plan (the "Plan") under chapter 11 proceedings pending in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (the "Covanta Acquisition").(3)

    B.   Laminar's Acquisition of Notes

         Pursuant to the terms of (and subject to certain conditions set forth in) the Note Purchase Agreement, Laminar, Third Avenue, and SZ, severally (the "Investor Parties"), will provide a portion of the funding necessary for DHC to consummate the Covanta Acquisition through various financing arrangements to DHC and Covanta in connection with the Covanta Acquisition. Pursuant to the Note Purchase Agreement, the Investor Parties have the following percentage participations in the investment: Laminar 50%, Third Avenue 25%, and SZ 25%, except that Laminar will have 100% of the responsibility for providing an international revolver to CPIH as described in footnote 3.

--------------------

(3) Under DHC's agreement with Covanta, in order to acquire the Covanta stock, DHC is required to make deposits totalling $30 million, and in addition, the Investor Parties shall provide Covanta a letter of credit facility with a mixed use revolver of $118 million on a second prior lien basis (the "Second Lien LOC") and Laminar will provide Covanta's subsidiary Covanta Power International Holdings, Inc. ("CPIH") a revolving credit facility for international operations of $10 million (the "Revolving Note").

         Pursuant to the terms of the Note Purchase Agreement, to be entered into between DHC and the Investor Parties, the Investor Parties will provide DHC with a loan in the form of a convertible bridge loan in the amount of $40 million (the "Convertible Bridge Loan"), the proceeds of which DHC shall use to pay the full consideration for the Covanta Acquisition, to pay expenses in connection with the transaction and for general corporate purposes. The Investor Parties will receive the Notes, convertible into common stock of DHC. In consideration for their agreement to provide the Convertible Bridge Loan and the other financing arrangements, including an $118 million letter of credit facility and a $10 million revolving credit facility, the Investor Parties will receive from DHC, in accordance with their percentage participation, 5.12 million shares of DHC common stock. (the "Allocation Shares").(4) For the avoidance of doubt, the description set forth in this Section 2.B of this Disclaimer focuses on the issue of control under the Montana Insurance Code but is a summary description of the Transaction and does not document the full scope of the proposed Transaction contemplated by the Note Purchase Agreement, or the DHC acquisition agreement with Covanta.

    C.   Rights Offering--Laminar's Acquisition of DHC Common Stock

         Upon the Bankruptcy Court's approval of the Plan and after the closing of the Covanta Acquisition, DHC will initiate a pro rata rights offering to all of its stockholders. The Investor Parties will convert the Notes for shares of DHC equal to up to a maximum number of shares as agreed among the parties. During the rights offering, Laminar shall acquire additional DHC shares of increasing amounts in accordance with the schedule annexed hereto as Exhibit B, based upon the levels of public participation in the rights offering (excluding the Investor Parties and the Commissioner of Insurance for the State of California).(5) On a fully diluted basis, the amount of DHC common stock acquired by Laminar as a result of the Allocation Shares, rights offering and conversion of the Notes would range between 19.24% (assuming 100% public participation) and 25.88% (assuming 0% public participation) of all of DHC's outstanding common stock. DHC intends to repay the Notes out of the proceeds of the rights offering. In the event that the proceeds are insufficient to pay off the Notes, then the terms of the loan will change with respect to unpaid amounts, as set forth in the Note Purchase Agreement.

    D.   Laminar's Voluntary Voting Restriction

         Under the terms of the Note Purchase Agreement, Laminar has agreed not to exercise its voting power in DHC stock to direct or cause the direction of the management, policies or operations of DHC's insurance company subsidiaries, including, without limitation, Valor. Specifically, Section 7.3(e) of the Note Purchase Agreement restricts Laminar's ability to

--------------------

(4) In addition, the Investor Parties will receive up front cash fees of 2% (and other fees) from Covanta for the Second Lien LOC and Laminar shall receive up front cash fees of 2% (and other fees) from Covanta for the Revolving Note.

(5) If, after using all proceeds of the rights offering to repay the Notes, notes are still outstanding, the remaining notes shall be converted into common stock of DHC on a pro rata basis, provided, however, that the Notes will remain outstanding to the extent conversion for stock would result in an "ownership change" of DHC (e.g. if the percentage of such conversion exceeds 47.5% of the DHC common stock).

vote on matters that directly affect: (i) the management, policies and operations of the Company's insurance Subsidiaries including the election of directors and appointment of officers of Valor; (ii) the policies and business operations of the insurance subsidiaries, including matters involving the business plans or strategies of Valor, underwriting and claims handling standards and procedures, arrangements with insurance agents and brokers, regulatory compliance filings, or reinsurance arrangements of Valor; and (iii) the management or operations of the insurance subsidiaries that insurance regulators in the jurisdictions where Laminar has filed a Disclaimer advise would constitute the exercise of control over the management, policies and operations of the insurance subsidiaries under the applicable Insurance Holding Company Act.(6) By the terms of the Note Purchase Agreement, Laminar will generally exercise its voting power in DHC to protect its investment in DHC with respect to issues such as the transferability of the Notes or common stock, approval of DHC's issuance of common stock, pari passu ranking equity, changes to DHC's organizational and constituent documents, and tax treatment of Laminar and DHC. Pursuant to Section 7.3(e) of the Note Purchase Agreement, Laminar will not direct the business operations of DHC's insurance subsidiaries, including Valor.

--------------------

(6) Pursuant to Section 5.2(c) of the Note Purchase Agreement, DHC agrees not to enter into any transaction with a regulated entity that would subject any of the Investor Parties to regulatory approval. This provision is intended to apply to a new acquisition of a regulated entity that may affect the Investor Parties rather than transactions affecting Valor.

         3.       VOTING POWER OF LAMINAR

    A.   Shares Controlled by Laminar

         Currently, Laminar directly or indirectly owns 227,700 shares of DHC and directly owns no shares in Valor. Upon completion of the conversion, Laminar would own common stock of DHC, which is a controlling person of Valor.

    B.   Issued and Outstanding Shares of DHC

         As of the date of the Note Purchase Agreement, on a fully diluted basis, DHC had 30,673,831 outstanding shares of common stock and 1,952,253 options to purchase common stock are outstanding. On a fully diluted basis, there will be 74,355,657 shares of common stock issued and outstanding after the rights offering, assuming 100% public participation.

    C.   Acquisition of Shares by Laminar in the Transaction

         Assuming full conversion, after the rights offering depending upon the extent of public participation, Laminar will own between approximately 14,300,000 (assuming 100% public participation) and approximately 16,000,000 (assuming 0% public participation) shares of common stock of DHC which constitutes between 19.24% and 25.88% of the voting power of the issued and outstanding common stock of DHC.

4.       LAMINAR WILL NOT EXERCISE CONTROL OF DHC AND VALOR

         After the Transaction closes, although Laminar will hold, with the power to vote, ten percent (10%) or more of the voting shares of DHC, pursuant to the restrictions set forth in the Note Purchase Agreement, Laminar will not have the power to direct or cause the direction of the management, policies and operations of DHC or Valor as contemplated by Section 33-2-1101 of the Montana Insurance Code. For the reasons set forth below, Laminar disclaims affiliation with and control of DHC and Valor as contemplated by Section 33-2-1112 of the Montana Insurance Code.

    A.   Influence of Other DHC Shareholders Over DHC and Valor

         The corporate structure and interests of DHC's major shareholders result in significantly restricting Laminar's ability to direct or cause the direction of the management, policies and operations of DHC even after full conversion of the notes to voting common stock. SZ is the registered insurance holding company of NAICC, Valor's parent, pursuant to a ruling of the California Insurance Department dated July 19, 1999. SZ will own between 16.32% (assuming 100% public participation) and 21.48% (assuming 0% public participation) of the post - conversion vote of DHC. Third Avenue will control between 6.55% (assuming 100% public participation) and 14.85% (assuming 0% public participation) of the post - conversion vote of DHC.

    B.   Board Representation

         The DHC Board of Directors currently consists of eight (8) directors (the "Directors"). (A ninth board seat remains vacant with the intention that if the California Commissioner of Insurance seeks to have board representation, the other members of the Board will have the ability to appoint a suitable candidate proposed by the Commissioner for that role.) Of the eight current Directors, two
(2) are affiliated with SZ and two (2) are affiliated with Third Avenue: Martin
J. Whitman is a Director of DHC and is the Chairman of the Board and a Trustee of Third Avenue; David Barse is a Director of DHC and is the President and Chief Executive Officer of Third Avenue; William Pate is a Director of DHC and is the Managing Director of Equity Group Investments, L.L.C., ("EGI"), an entity under common control with SZ because the ownership of SZ and EGI are substantially similar; Samuel Zell, Chairman of the Board of Directors and Chief Executive Officer of DHC, is also the Chairman of the Board of EGI and the President of SZ, which is owned by various Zell family trusts.

         DHC has agreed to amend its By-Laws to provide that any holder of 20% or more of the voting power of DHC shall have the right to nominate a candidate for election to the DHC Board of Directors. Accordingly, to the extent that Laminar owns 20% or more of the outstanding common stock of DHC, Laminar will have the ability, but not the obligation, to nominate one director to the DHC Board of Directors subject to stockholder approval of such nominee. Laminar will supplement this Disclaimer with the updated By-Laws as soon as they are adopted by DHC. In light of the following facts, Laminar's right to propose the nomination of one Director will not enable Laminar to direct or cause the direction of the management of DHC or Valor.

                  i. a single director will have no more influence or control over a board which will comprise eight or more other members than any of those other members. The nominated director will have no special voting, quorum or veto rights at board meetings of DHC and will therefore be no more able to influence the outcome of board decisions than any other director. The same will apply if he or she sits on any board committee.

                  ii. Under applicable law, Laminar's appointee will be subject to the same fiduciary duties as other directors, to act in the interests of DHC's shareholders generally.

                  iii. Shareholders of DHC in a general meeting have the right to vote on the appointment and removal of directors, including the nominee of Laminar. Laminar can not, therefore, ensure that its nominee will be appointed to the DHC's board or prevent his or her removal against the wishes of a majority of the DHC's shareholders.

                  iv. Laminar will have no special voting, quorum or veto rights attaching to its common shares.

    C.   Management Control

         Laminar will not be entitled to appoint the management of DHC or Valor as a result of its stock ownership. Samuel Zell is the President and Chief Executive Officer of DHC and in that position oversees the management and operations of DHC. Through his influence as the President of SZ over the DHC board members affiliated with SZ and his influence as the Chairman of EGI over the board members affiliated with EGI, the entity that provides administrative services to DHC (as described below), and his positions as Chairman of the Board of Directors, President, and Chief Executive Officer of DHC, Mr. Zell's influence over the management, policies and operations of DHC will be greater than the influence Laminar would have to direct the management of DHC.

    D.   Contractual Arrangements.

         Laminar will have no contractual arrangements with DHC to provide goods or services. Pursuant to a corporate services agreement (the "Services Agreement") dated as of September 2, 2003 between DHC and EGI, EGI has agreed to provide certain administrative services to DHC, including, among others, shareholder relations, insurance procurement and management, payroll services, cash management and treasury functions, technology services, listing exchange compliance and financial and corporate record keeping. As noted above, EGI and SZ are affiliated entities with substantially similar ownership, and both are affiliated with Mr. Zell.

         Although the Notes owned by Laminar trigger the presumption of control under Section 33-2-1101(2) of the Montana Insurance Code, given the existing board composition, the identities of the current officers, and the affiliated status of many board members and the executive officers with other significant shareholders, as a practical matter, Laminar's voting power will not enable it to direct the management, policies, or operations of DHC or Valor. On a combined basis, SZ and Third Avenue will hold up to 36.33% of the common stock of DHC, significantly more than the maximum amount that could be held by Laminar (giving effect to the Transactions). Additionally, representatives of SZ and Third Avenue together hold half of the seats on DHC's Board. Even with Board representation and affiliated persons serving as officers, Laminar will not be able to exercise functional control over DHC.

    E.   Laminar's Voluntary Voting Restriction

         Pursuant to Section 7.3(e) of the Note Purchase Agreement, Laminar has agreed not to exercise its voting power in DHC stock in votes relating to the management, policies and operations of the DHC insurance subsidiaries. Consequently, as a practical matter, Laminar's voting power in DHC will not enable it to appoint management or vote on board members of Valor, and Laminar will be unable to influence management decisions of Valor involving insurance operations, business strategies, underwriting and claims handling, reinsurance programs, or regulatory compliance. Laminar's equity position in DHC will be passive with respect to the management, policies and operations of Valor.

5. The proposed Transaction by Laminar relating to Valor will not result in affiliation, within the meaning of Montana Insurance Code Section 33-2-1101, of Laminar with Valor, or vice versa, because:

    A. Even after the completion of the contemplated Transactions, DHC will be unable to assert functional control over DHC because the interests of other major shareholders, including share ownership and service as directors and executive officers by individuals affiliated with other shareholders will aggregate to greater influence over the management, polices, and operations of DHC than Laminar could assert.

    B. Management and control of the daily operations of the DHC insurance subsidiaries, including Valor, is vested in the officers of such insurance companies and will not be within the control of Laminar.

    C. Laminar will exercise only passive ownership of DHC's shares on all issues affecting the management, policies and operations of Valor, and will not vote its shares in DHC or cause such shares to be voted on issues that directly affect the management or operations of Valor.

    For the reasons set forth above, Laminar on its own behalf and on behalf of its Affiliates respectfully requests your acceptance of this disclaimer of affiliation and control.

    IN WITNESS WHEREOF, the undersigned has hereunto signed its name and affixed its corporate seal at the City of New York in the State of New York this 2nd day of December, 2003.

                      D. E. Shaw Laminar Portfolios, L.L.C.

              By: D. E. Shaw & Co., L.L.C., as its managing member

                               /s/ Stuart Steckler
                            ------------------------
                              Name: Stuart Steckler
                            Title: Managing Director

(1) DISCLAIMER ALLOWED this ____ day of _____, 20___, on the basis of the evidence presented herein.

         __________________ INSURANCE COMMISSIONER OF THE STATE OF MONTANA BY _________________________________________________________ DEPUTY